                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                       Intrabiotics Pharmaceuticals, Inc.
                       ----------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)




                                   46116T 10 0
                                  -------------
                                 (CUSIP Number)




                                December 31, 2000
                               -------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/X/ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                            -------------
CUSIP NO. 46116T 10 0                 SCHEDULE 13G                Page 2 of 8
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      1          NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                 The St. Paul Companies, Inc.
                 41-0518860

-------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 Not Applicable                    (a) / /

                                                   (b) / /

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       3        SEC USE ONLY

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       4        CITIZENSHIP OR PLACE OF ORGANIZATION
                Minnesota corporation

--------------------------------------------------------------------------------

         NUMBER OF                     5          SOLE VOTING POWER
          SHARES                                      0
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY
           EACH                        6          SHARED VOTING POWER
         REPORTING                                    1,941,428 (see Item 4)
          PERSON             ---------------------------------------------------
           WITH
                                       7          SOLE DISPOSITIVE POWER
                                                      0
                             ---------------------------------------------------

                                       8          SHARED DISPOSITIVE POWER
                                                      1,941,428 (see Item 4)
--------------------------------------------------------------------------------
       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                1,941,428 (see Item 4)
---------------------------- ---------------------------------------------------
      10        CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES* / /
                Not Applicable

--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                6.7%
--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON*
                CO
---------------------------- ---------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                              ------------
CUSIP NO. 46116T 10 0                  SCHEDULE 13G                 Page 3 of 8
----------------------                                              ------------
---------------------------- ---------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                 St. Paul Fire and Marine Insurance Company
                 41-0406690

-------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 Not Applicable                    (a) / /

                                                   (b) / /

-------------------------------------------------------------------------------
      3          SEC USE ONLY

-------------------------------------------------------------------------------
      4          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Minnesota corporation

---------------------------- --------------------------------------------------

         NUMBER OF                     5        SOLE VOTING POWER
          SHARES                                  0
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH                        6        SHARED VOTING POWER
         REPORTING                                1,941,428 (see Item 4)
          PERSON             --------------------------------------------------
           WITH
                                       7        SOLE DISPOSITIVE POWER
                                                  0
                             --------------------------------------------------

                                       8        SHARED DISPOSITIVE POWER
                                                  1,941,428 (see Item 4)
-------------------------------------------------------------------------------
      9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 1,941,428 (see Item 4)
---------------------------- --------------------------------------------------
     10          CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9)
                 EXCLUDES CERTAIN SHARES* / /
                 Not Applicable

-------------------------------------------------------------------------------
     11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 6.7%
-------------------------------------------------------------------------------
     12          TYPE OF REPORTING PERSON*
                 CO
---------------------------- --------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).    NAME OF ISSUER:

              The name of the issuer is Intrabiotics Pharmaceuticals, Inc. (the "Issuer").

Item 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              The address of the principal executive offices of the Issuer is 1255 Terra Bella, Mountain View, CA 94043

Item 2(a).    NAME OF PERSONS FILING:

              The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M"). The St. Paul and F&M are collectively referred to herein as the "Reporting Persons."

Item 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              The principal business address of each of the Reporting Persons is 385 Washington Street, St. Paul, Minnesota 55102.

Item 2(c).    CITIZENSHIP:

              Each of The St. Paul and F&M is a Minnesota corporation.

Item 2(d).    TITLE OF CLASS OF SECURITIES:

              The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of the Issuer (the "Common Stock").

Item 2(e).    CUSIP NUMBER:

              The CUSIP number of the Common Stock is 46116T 10 0.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

              (a)   / /  Broker or Dealer registered under Section 15 of the
                         Securities Exchange Act of 1934 (the "Act").

              (b)   / /  Bank, as defined in Section 3(a)(6) of the Act.

              (c)   / /  Insurance Company, as defined in Section 3(a)(19) of
                         the Act.

              (d)   / /  Investment Company registered under Section 8 of the
                         Investment Company Act of 1940.

              (e)   / /  Investment Advisor registered under Section 203 of the
                         Investment Advisers Act of 1940.

              (f)   / /  Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1
                         (b)(1)(ii)(F) of the Act.

              (g)   / /  Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

              (h)  / /   Savings Associations, as defined in Section 3(b) of the
                         Federal Deposit Insurance Act.

              (i)  / /   Church Plan, that is excluded from the definition of an
                         investment company under Section 3(c)(14) of the Investment Company Act of 1940.

              (h)  / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.       OWNERSHIP:

     (a) Amount beneficially owned: Each of The St. Paul and F&M may be deemed to own beneficially 1,941,428 shares of Common Stock of the Issuer. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of St. Paul Venture Capital IV, LLC ("SPVC IV"). F&M is the record owner of 1,886,828 shares of Common Stock. F&M also beneficially owns, through its 99% ownership interest in SPVC IV, 54,600 shares of Common Stock. By virtue of the affiliate relationships among The St. Paul, F&M and SPVC IV, each of The St. Paul and F&M may be deemed to own beneficially all of the shares described in this Schedule 13G. Hence, each of The St. Paul and F&M may be deemed to beneficially own 1,941,428 shares of the Common Stock of the Issuer.

     (b) Percent of class: The St. Paul: 6.7% and F&M: 6.7%. The foregoing percentages are calculated based on the 29,094,072 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2000.

     (c)  Number of shares as to which each of The St. Paul and F&M has:

          (i)    Sole power to vote or to direct the vote......................0

          (ii)   Shared power to vote or to direct the vote............1,941,428

          (iii)  Sole power to dispose or to direct the
                 disposition of................................................0

          (iv)   Shared power to dispose or to direct the
                 disposition of........................................1,941,428

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable.

Item 7. DENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE ARENT HOLDING COMPANY:

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.

Item 10.  CERTIFICATION:

          Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2001.

THE ST. PAUL COMPANIES, INC.



         By:  /s/ Bruce A. Backberg
              ---------------------------------------
              Bruce A. Backberg
         Its: Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:  /s/ Bruce A. Backberg
              ----------------------------------------
              Bruce A. Backberg
         Its: Senior Vice President

                                    EXHIBIT I

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Intrabiotics Pharmaceuticals, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 2, 2001

THE ST. PAUL COMPANIES, INC.



         By:  /s/ Bruce A. Backberg
              ----------------------------------------
              Bruce A. Backberg
         Its: Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:  /s/ Bruce A. Backberg
             ----------------------------------------
              Bruce A. Backberg
         Its: Senior Vice President